EXHIBIT 99.1

Brookfield Corporation Reports Strong Second Quarter Results

Distributable Earnings Increased 80% to $2.1 billion for the Quarter as
Global Transaction Activity Begins to Recover

Cash and Liquid Assets Increased to $62 billion

Deployable Capital Increased to $150 billion

$800 million of Share Buybacks Completed to Date in 2024

BROOKFIELD, NEWS, Aug. 08, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the quarter ended June 30, 2024.

Nick Goodman, President of Brookfield Corporation, said, “We achieved strong financial performance in the second quarter, with cash flows across our asset management, wealth solutions and operating businesses continuing to grow. This momentum is expected to build over the balance of 2024 and beyond. We completed $800 million of share buybacks to date this year and will keep allocating capital to share repurchases when it makes sense, further enhancing the value of each remaining share.”

He added, “With capital markets improving and a constructive economic backdrop, we expect transaction activity to continue to increase over the coming quarters. This sets us up well to execute on monetizations across the business and, in turn, further bolster our earnings.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 11% on a per share basis over the prior year quarter.

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Net income attributable to Brookfield shareholders[1]	$43	$81	$1,074	$308
Net income (loss) of consolidated business[2]	(285)	1,512	3,403	2,696

Distributable earnings before realizations[1,3,4]	1,113	1,013	4,379	4,078
– Per Brookfield share[1,3,4]	0.71	0.64	2.77	2.56

Distributable earnings[1,3]	2,127	1,187	5,805	5,205
– Per Brookfield share[1,3]	1.35	0.75	3.67	3.26

See endnotes on page 8.

Our share of net income was $43 million and $1.1 billion for the quarter and the last twelve months (“LTM”), respectively. Due to certain accounting nuances, mostly related to the treatment of acquisitions in our infrastructure business, total consolidated net income was negative $285 million in the quarter but positive $3.4 billion over the LTM. Distributable earnings before realizations were $1.1 billion ($0.71/share) for the quarter and $4.4 billion ($2.77/share) for the last twelve months.

Assets under management within our asset management business grew to approximately $1 trillion and fee-bearing capital increased to $514 billion, as a result of strong fundraising across our diversified fund offerings.

Wealth solutions delivered another strong quarter, benefiting from the close of American Equity Life (“AEL”) and the strength of our investment performance.

Our operating businesses generated resilient and recurring cash flows, underpinned by the high-quality earnings across our renewable power and transition, infrastructure and private equity businesses and 3% growth in same-store net operating income (“NOI”) from our core real estate portfolio over the LTM.

During the quarter and over the LTM, earnings from realizations were $1.0 billion and $1.4 billion, with total DE for the quarter and the LTM of $2.1 billion ($1.35/share) and $5.8 billion ($3.67/share), respectively.

Regular Dividend Declaration

The Board declared a quarterly dividend for Brookfield Corporation of $0.08 per share, payable on September 27, 2024 to shareholders of record as at the close of business on September 12, 2024. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

Operating Highlights

Distributable earnings before realizations were $1.1 billion ($0.71/share) for the quarter and $4.4 billion ($2.77/share) over the last twelve months, representing an increase of 11% on a per share basis over the prior year quarter. Total distributable earnings were $2.1 billion ($1.35/share) for the quarter and $5.8 billion ($3.67/share) for the last twelve months.

Asset Management:

  DE was $636 million ($0.40/share) in the quarter and $2.5 billion ($1.61/share) over the LTM.
  Assets under management are now approximately $1 trillion and fee-bearing capital was $514 billion as of June 30, 2024, representing an increase of 17% over the LTM. Inflows during the quarter were $68 billion, backed by the scaling of our credit platform. This increase contributed to the 11% and 6% growth in annualized fee-related earnings (“FRE”) and FRE, respectively, compared to the prior year quarter.
  We expect fundraising to ramp up in the back half of 2024, with closes anticipated for our latest flagship funds in the market, which should result in further earnings growth.
  During the quarter, our ownership in BAM decreased by 2% to 73% as we used approximately $1 billion of BAM shares as part of the consideration for the acquisition of AEL.

Wealth Solutions:

  Distributable operating earnings were $292 million ($0.19/share) in the quarter and $1.0 billion ($0.63/share) over the LTM.
  Insurance assets grew to over $110 billion, with the close of AEL and the origination of $3.5 billion of new business via our annuity channel during the quarter.
  The average investment portfolio yield on our existing insurance assets was 5.8%, approximately 2% higher than our average cost of capital. Inclusive of AEL, the spread was 1.7% in the quarter. As we reposition the AEL investment portfolio, we expect the investment spread to increase back closer to 2%, and as a result, annualized earnings should grow from $1.4 billion currently to $2 billion.
  Through our combined wealth solutions platforms, we are raising close to $2 billion of retail capital per month.

Operating Businesses:

  DE was $371 million ($0.24/share) in the quarter and $1.5 billion ($0.93/share) over the LTM.
  Operating Funds from Operations (“Operating FFO”) in our renewable power, transition and infrastructure businesses increased by 7% over the prior year quarter, and same-store Operating FFO in our private equity business grew by 17% versus the prior year quarter. In addition, our core real estate portfolio delivered 3% growth in same-store NOI over the LTM.
  In our real estate business, we signed nearly 5 million square feet of office and retail leases during the quarter, and rents on newly signed leases in our office assets grew by 23% compared to those leases expiring. We are past the bottom of the market, liquidity is coming back and quality assets are achieving their highest rents ever in most markets.

Earnings from the monetization of mature assets were $1.0 billion ($0.64/share) for the quarter and $1.4 billion ($0.90/share) for the LTM.

  With transaction activity picking up, we expect an increased level of monetizations going forward. During the quarter, we advanced or completed several sales at strong investment returns including on a luxury hotel in South Korea, an office asset in Washington, DC, a road fuels operation in Europe, several renewable assets, and the sale of 2% of our BAM shares to assist with increased float in the shares.
  Total accumulated unrealized carried interest was $10.7 billion at quarter end, representing an increase of 13% over the LTM, net of carried interest realized into income. Year to date, we recognized $234 million of net realized carried interest into income, with $15 billion of asset sales completed globally.

We ended the quarter with approximately $150 billion of capital available to deploy into new investments.

  During the quarter, we returned $408 million to shareholders through regular dividends and share repurchases. To date this year, we repurchased over $800 million of shares, and we expect to continue to further allocate capital to share buybacks over the remainder of 2024.
  We have approximately $150 billion of deployable capital, which includes $62 billion of cash, financial assets and undrawn credit lines at the Corporation, our affiliates and our wealth solutions business.
  Our balance sheet remains conservatively capitalized. Our corporate debt at the Corporation has a weighted-average term of 13 years and modest maturities through to the end of 2025.
  We have best-in-class, strong access to most capital markets globally. This enabled us to execute on approximately $75 billion of financings across the business to date this year, supporting growth and ongoing operations. This includes the issuance of $650 million of 10-year and 30-year bonds at the Corporation. In this deal, we tightened credit spreads by 55 bps and 10 bps, respectively, relative to the most recent comparable issuances.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	June 30	December 31
	2024	2023
Assets
Cash and cash equivalents	$11,249	$11,222
Other financial assets	30,614	28,324
Accounts receivable and other	33,094	31,001
Inventory	11,841	11,412
Equity accounted investments	62,285	59,124
Investment properties	127,235	124,152
Property, plant and equipment	146,128	147,617
Intangible assets	37,172	38,994
Goodwill	34,270	34,911
Deferred income tax assets	3,426	3,338
Total Assets	$497,314	$490,095

Liabilities and Equity
Corporate borrowings	$14,823	$12,160
Accounts payable and other	57,793	59,011
Non-recourse borrowings	227,693	221,550
Subsidiary equity obligations	5,021	4,145
Deferred income tax liabilities	24,420	24,987

Equity
Non-controlling interests in net assets	122,229	122,465
Preferred equity	4,103	4,103
Common equity	41,232	41,674
Total Equity	167,564	168,242
Total Liabilities and Equity	$497,314	$490,095

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Revenues	$23,050	$23,668	$45,957	$46,965
Direct costs[1]	(16,717)	(17,692)	(33,288)	(35,324)
Other income and gains	244	1,483	484	1,864
Equity accounted income	825	401	1,511	830
Interest expense
– Corporate borrowings	(181)	(154)	(354)	(290)
– Non-recourse borrowings
Same-store	(3,885)	(3,610)	(7,678)	(7,087)
Dispositions, net of acquisitions[2]	21	—	(47)	—
Upfinancings[2]	(131)	—	(225)	—
Corporate costs	(19)	(23)	(36)	(37)
Fair value changes	(753)	62	(595)	100
Depreciation and amortization	(2,435)	(2,214)	(4,910)	(4,402)
Income tax	(304)	(409)	(585)	(683)
Net income (loss)	(285)	1,512	234	1,936
Less: Amounts attributable to non-controlling interests	328	(1,431)	(89)	(1,735)
Net income attributable to Brookfield shareholders	$43	$81	$145	$201

Net income per share
Diluted	$—	$0.03	$0.04	$0.08
Basic	—	0.03	0.04	0.08

1. Direct costs disclosed above exclude depreciation and amortization expense.

2. Interest expense from acquisitions, net of dispositions, and upfinancings completed over the twelve months ended June 30, 2024.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Asset management	$636	$604	$2,540	$2,721

Wealth solutions	292	160	1,000	634

BEP	107	105	421	410
BIP	84	80	327	310
BBU	9	9	36	36
BPG	172	196	735	778
Other	(1)	7	(45)	(22)
Operating businesses	371	397	1,474	1,512

Corporate costs and other	(186)	(148)	(635)	(551)
Distributable earnings before realizations[1]	1,113	1,013	4,379	4,316
Realized carried interest, net	51	170	428	755
Disposition gains from principal investments	963	4	998	134
Distributable earnings[1]	$2,127	$1,187	$5,805	$5,205

1. Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Net income (loss)	$(285)	$1,512	$3,403	$2,696
Financial statement components not included in DE:
Equity accounted fair value changes and other items	444	703	2,468	2,586
Fair value changes and other	797	(62)	2,840	2,260
Depreciation and amortization	2,435	2,214	9,583	8,388
Disposition gains in net income	(110)	(1,445)	(4,736)	(2,987)
Deferred income taxes	(55)	(151)	(753)	(288)
Non-controlling interests in the above items[1]	(2,233)	(1,815)	(8,610)	(8,001)
Less: realized carried interest, net	(51)	(170)	(428)	(755)
Working capital, net	171	227	612	417
Distributable earnings before realizations[2]	1,113	1,013	4,379	4,316
Realized carried interest, net[3]	51	170	428	755
Disposition gains from principal investments	963	4	998	134
Distributable earnings[2]	$2,127	$1,187	$5,805	$5,205

1. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting DE attributable to non-controlling interests, we are able to remove the portion of DE earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
2. Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
3. Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

EARNINGS PER SHARE

Unaudited For the periods ended June 30 (millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Net income (loss)	$(285)	$1,512	$3,403	$2,696
Non-controlling interests	328	(1,431)	(2,329)	(2,388)
Net income attributable to shareholders	43	81	1,074	308
Preferred share dividends[1]	(42)	(41)	(168)	(158)
Dilutive impact of exchangeable shares of affiliate	—	—	9	—
Net income available to common shareholders including dilutive impact of exchangeable shares	$1	$40	$915	$150

Weighted average shares	1,509.6	1,564.0	1,532.6	1,568.3
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2] and exchangeable shares of affiliate	26.4	14.4	49.9	16.2
Shares and share equivalents	1,536.0	1,578.4	1,582.5	1,584.5

Diluted earnings per share[3]	$—	$0.03	$0.58	$0.09

1. Excludes dividends paid on perpetual subordinated notes of $2 million (2023 – $2 million) and $10 million (2023 – $10 million) for the three and twelve months ended June 30, 2024, which are recognized within net income.
2. Includes management share option plan and escrowed stock plan.
3. Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three and twelve months ended June 30, 2024, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the periods ended June 30, 2024, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2024 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register.vevent.com/register/BI7f26355391e0463d93cbdf4f162e05fd. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/dttytztv. For those unable to participate in the Conference Call, the telephone replay will be archived and available until August 8, 2025. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/m49bqp6n.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our wealth solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from principal investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find these measures of value to them.

We make reference to Operating Funds from Operations (“Operating FFO”). We define Operating FFO as the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis.

We make reference to Net Operating Income (“NOI”), which refers to the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

End Notes

1. Excludes amounts attributable to non-controlling interests.
2. Consolidated basis – includes amounts attributable to non-controlling interests.
3. See Reconciliation of Net Income to Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8.
4. Distributable earnings before realizations, including per share amounts, for the twelve months ended June 30, 2023 were adjusted for the special distribution of 25% of our asset management business on December 9, 2022. Prior to the adjustment, DE before realizations were $4.3 billion for the twelve months ended June 30, 2023.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward- looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our fundraising targets, and our target growth objectives.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.